Filed by: BHP Billiton Plc
and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc
Commission File No.: 001-10533
and
Rio Tinto Limited
Commission File No.: 000-20122

NEWS RELEASE
Release Time	IMMEDIATE
Date	21 December 2007
Number	41/07

BHP BILLITON NOTES PANEL DEADLINE

BHP Billiton notes the statement made today by the UK Takeover Panel Executive ("Panel Executive") ruling that the deadline for BHP Billiton either to announce a firm intention to make an offer for Rio Tinto or to announce that it does not intend to make an offer for Rio Tinto is 5pm (London time) on Wednesday 6 February 2008.

BHP Billiton is considering its options in light of the deadline set by the Panel Executive but no decision has yet been taken on this matter.  Accordingly, there can be no assurance that BHP Billiton will progress its proposal to Rio Tinto or that any offer for Rio Tinto will be made.  BHP Billiton continues to seek to engage in discussions with Rio Tinto with a view to obtaining the support and recommendation of the Board of Rio Tinto for its proposal.

Please find attached a copy of the UK Takeover Panel’s statement.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 Email: Samantha.Evans@bhpbilliton.com	United Kingdom Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 Email: Andre.Liebenberg@bhpbilliton.com

Don Carroll, Investor Relations
Tel: +61 3 9609 2686  Mobile: +61 417 591 938
Email: Jane.H.Belcher@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
Email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195  Mobile: +44 7920 237 246
Email: Illtud.Harri@bhpbilliton.com

South Africa
Alison GIlbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
Mobile: +44 7769 936 227
Email: Alison.Gilbert@bhpbilliton.com

The directors of BHP Billiton accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

In connection with BHP Billiton’s proposed combination with Rio Tinto by way of the proposed Schemes of Arrangement (the "Schemes"), the new BHP Billiton shares to be issued to Rio Tinto shareholders under the terms of the Schemes have not been, and will not be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the new BHP Billiton shares have been, or  (possibly with certain limited exceptions) will be, applied for in any jurisdiction of the United States.  It is expected that the new BHP Billiton shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111
A member of the BHP Billiton group which is headquartered in Australia

In the event that the proposed Schemes do not qualify (or BHP Billiton otherwise elects pursuant to its right to proceed with the transaction in a manner that does not qualify) for an exemption from the registration requirements of the US Securities Act, BHP Billiton would expect to register the offer and sale of the securities it would issue to Rio Tinto US shareholders and Rio Tinto ADS holders by filing with the US Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”), which would contain a prospectus (“Prospectus”), as well as other relevant materials.  No such materials have yet been filed.  This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO SECURITIES AND ALL HOLDERS OF RIO TINTO ADSs ARE STRONGLY URGED TO READ THE REGISTRATION STATEMENT AND PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

If and when filed, investors and security holders will be able to obtain a free copy of the Registration Statement, the Prospectus as well as other relevant documents filed with the SEC at the SEC's website (http://www.sec.gov), once such documents are filed with the SEC.  Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

2007/42
THE TAKEOVER PANEL

RIO TINTO PLC
(“RIO TINTO”)

BHP BILLITON PLC
(“BHP”)

Following recent representations made by the advisers to Rio Tinto, the Panel Executive has been considering the application of Rule 2.4(b) of the Code to the approach by BHP to Rio Tinto. Following discussions with both parties’ advisers, the Panel Executive has ruled that, unless the Panel Executive consents otherwise, BHP must, by 5.00pm on 6 February 2008, either announce a firm intention to make an offer for Rio Tinto under Rule 2.5 of the Code or announce that it does not intend to make an offer for Rio Tinto. In the event that BHP announces that it does not intend to make an offer for Rio Tinto, BHP and any person acting in concert with it will, except with the consent of the Panel Executive, be bound by the restrictions contained in Rule 2.8 of the Code for six months from the date of such announcement.

Each of the parties has accepted this ruling.

21 December 2007

THE PANEL ON TAKEOVERS AND MERGERS
10 PATERNOSTER SQUARE LONDON EC4M 7DY TEL. 020 7382 9026 FAX. 020 7236 7005
www.thetakeoverpanel.org.uk